U.S. Securities and Exchange Commission

			Washington, D.C.  20549



				FORM N-17f-2



	Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies



		Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

_____________________________________________________

1. Investment Company Act File Number: 	 Date
              examination completed:



	811-5736				December 31, 1997



2.  State Identification Number:



AL 	AK 	AZ 	AR 	CA 	CO

CT 	DE 	DC 	FL 	GA 	HI

ID  	IL 	IN 	IA 	KS 	KY

LA 	ME 	MD 	MA 	MI 	MN

MS 	MO 	MT 	NE 	NV 	NH

NJ 	NM 	NY 	NC 	ND 	OH

OK 	OR 	PA 	RI 	SC 	SD

TN 	TX  	UT  	VT 	VA 	WA

WV 	WI 	WY 	PUERTO RICO



 Other (specify):



3. Exact name of investment company as specified in registration statement:





The Austria Fund, Inc.





4. Address of principal executive office: (number, street, city, state, zip code)





1345 Avenue of the Americas, New York, New York  10105